1875 K Street, NW
Washington, DC 20006-1238 Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

September 4, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares U.S. ETF Trust

(Securities Act File No. 333-179904;

Investment Company Act File No. 811-22649)

Pre-Effective Amendment No. 1

Ladies and Gentlemen:

On behalf of iShares U.S. ETF Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”), Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A.

The Amendment relates to the following series of the Trust:

S0000 37042      iShares Ultrashort Duration Bond Fund (the “Fund”)

The initial Registration Statement relating to the Fund was filed on March 5, 2012. Included in the Registration Statement are audited financial statements that show compliance with Section 14 of the 1940 Act.

By separate letter, the Trust is responding to comments given by the staff of the SEC in connection with its review of the Registration Statement. The Trust would like to highlight to the staff that the Fund’s current name is iShares Ultrashort Duration Bond Fund but may change to iShares Short Maturity Bond Fund.

Also by separate letter, the Trust is requesting acceleration of the effective date to September 5, 2012.

Please direct any questions or comments to the undersigned at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Edward Baer, Esq.

Katherine Drury